

OMB APPROVAL
OMB Number: 3235-0123
Expires: March 31, 2016
Estimated average burden
hours per response . . . 12.00

SEC
Mail Process
Section

FEB 0 8 2017

Washington DC
408

17006116

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

SEC FILE NUMBER
8-68987

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/16___ AND ENDING ___12/31/16___
            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Shellpoint Capital LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.

___140 E. 45th Street, 37th Floor___
(No. and Street)

New York,   NY   10017
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
         (Name - *if individual, state last, first, middle name*)

757 Third Avenue, 9th Floor New York   New York   10017
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

I, ___Joseph McSherry_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shellpoint Capital LLC, as of,
December 31, 2016 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director
has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____Chief Financial Officer_____
Title

_____Kelly L. Hagstrand_____
Notary Public

This report ** contains (check applicable boxes):

[X] (a) Facing Page.

[X] (b) Statement of Financial Condition.

[X] (c) Statement of Income (Loss).

[X] (d) Statement of Cash Flows.

[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.

[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

[X] (g) Computation of Net Capital.

[X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (not applicable).

[ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

[ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
consolidation

[X] (l) An Oath or Affirmation.

[ ] (m) A copy of the SIPC Supplemental Report.

[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Pursuant to Rule 17a-5(d) and Report of
Independent Registered Public Accounting Firm

SHELLPOINT CAPITAL LLC
(A Wholly-Owned Subsidiary of Shellpoint Partners LLC)

December 31, 2016

SHELLPOINT CAPITAL LLC

TABLE OF CONTENTS

 **GrantThornton**

Grant Thornton LLP
757 Third Avenue, 9th Floor
New York, NY 10017
T 212.599.0100
F 212.370.4520
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
   Shellpoint Capital LLC

We have audited the accompanying statement of financial condition of Shellpoint Capital LLC (the "Company") as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shellpoint Capital LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedules I and II on pages 9 and 10 has been subjected to audit procedures performed in conjunction with the audit of Company's basic financial statements. Such supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the information

Grant Thornton LLP
U.S. member firm of Grant Thornton International Ltd

reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I and II. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplementary information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

New York, New York
February 3, 2017

SHELLPOINT CAPITAL LLC
(A Wholly-Owned Subsidiary of Shellpoint Partners LLC)
Statement of Financial Condition
December 31, 2016

ASSETS

Cash and cash equivalents	$	161,573
Prepaid expenses		2,353
Total assets	$	163,926

LIABILITIES AND MEMBER'S EQUITY

Due to Parent	$	13,756
Accounts payable and accrued expenses		467
Total liabilities		14,223

MEMBER'S EQUITY

Member's equity		149,703
Total liabilities and member's equity	$	163,926

The accompanying notes are an integral part of these financial statements.

SHELLPOINT CAPITAL LLC
(A Wholly-Owned Subsidiary of Shellpoint Partners LLC)
Statement of Operations
Year ended December 31, 2016

REVENUE	
Advisory fees	$ 118,205
EXPENSES	
Compensation	130,596
Professional fees	31,048
Occupancy and related	34,476
Dues and licensing	3,824
General and administrative	2,262
Total expenses	202,206
Net loss	$ (84,001)

The accompanying notes are an integral part of these financial statements.

SHELLPOINT CAPITAL LLC
(A Wholly-Owned Subsidiary of Shellpoint Partners LLC)
Statement of Changes in Member's Equity
Year ended December 31, 2016

	Total Member's Equity
Balance - January 1, 2016	$ 233,704
Net loss	(84,001)
Balance - December 31, 2016	$ 149,703

The accompanying notes are an integral part of these financial statements.

SHELLPOINT CAPITAL LLC
(A Wholly-Owned Subsidiary of Shellpoint Partners LLC)
Statement of Cash Flows
Year ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES :

Net loss	$	(84,001)
Adjustments to reconcile net loss to net cash used in operating activities		
Increase in prepaid expenses		(952)
Increase in due to parent		1,720
Decrease in accounts payables and accrued expenses		(17,383)
Net cash used in operating activities		(100,616)
Net decrease in cash		(100,616)
Cash and cash equivalents, beginning of year		262,189
Cash and cash equivalents, end of year	$	161,573

The accompanying notes are an integral part of these financial statements.

- 6 -

1. ORGANIZATION

Shellpoint Capital LLC (the "Company"), a Delaware limited liability company, was formed on August 17, 2011 as a wholly owned subsidiary of Shellpoint Partners LLC ("Shellpoint" or "Parent"). The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company was formed to act as a placement agent and to provide financial advisory services to its Parent. The Company commenced revenue generating activities in 2015 – see Note 4.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and generally accepted accounting practices within the broker dealer industry. In preparing financial statements in accordance with US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

Cash and Cash Equivalents

The Company considers its investments in financial instruments with maturities of less than 90 days when purchased to be cash equivalents. As of December 31, 2016, the Company did not have any cash equivalents and its cash was held in a noninterest bearing account.

Currently, the Federal Deposit Insurance Corporation ("FDIC") provides insurance coverage for up to $250,000 per depositor, per institution. As of December 31, 2016, the cash balance was $161,573. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on its cash.

Advisory Fees

Advisory fees are recognized in earnings when the services related to the underlying transaction are completed under the terms of the agreement and realization is reasonably assured.

Income Taxes

The Company is a limited liability company and is therefore taxed as a partnership for U.S. federal income tax purposes. There is no tax sharing agreement between the Company and its Parent, and there have been no distributions to the Parent for reimbursements of taxes. Accordingly, no income tax liability or expense has been recorded in the financial statements of the Company.

In accordance with US GAAP, there are financial accounting and disclosure requirements for recognition and measurement of tax positions taken or expected to be taken on an income tax return. Management has reviewed its tax positions for 2011 through 2016 and has determined that the Company has no tax positions that require measurement or additional disclosure.

3. **NET CAPITAL REQUIREMENT**

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the SEC, which requires that the Company maintain minimum net capital, as defined, of $5,000 or 6-2/3% of aggregate indebtedness, whichever is greater. Net capital and aggregate indebtedness changes day to day, however, as of December 31, 2016, the Company had net capital of $147,350 which was $142,350 in excess of its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 9.65 to 1.

4. **RELATED PARTY TRANSACTIONS**

During 2011, the Company entered into an Expense Sharing Agreement ("Agreement") with Shellpoint for expenses relating to office space, employee and administrative services. The expense allocation is based on estimated values of office space, goods and services to be provided by Shellpoint. On January 1, 2016, the Company and Shellpoint amended the Agreement to change the expense allocation to a fixed amount of $13,756 per month. For the year ended December 31, 2016, the expense allocation totaled $165,072.

5. **LIQUIDITY**

The Company recorded a net loss of $84,001 and had negative cash flows from operations of $100,616 for the year ended December 31, 2016. If the Company is unable to meet current obligations as they come due as a result of an inability to raise further funds, the Company could be forced to substantially reduce operations. The Company will continue to receive capital contributions as needed in accordance with a letter of support from Shellpoint Partners. These factors mitigate the substantial doubts about the Company's ability to continue as a going concern and be compliant with the Net Capital rules.

6. **SUBSEQUENT EVENTS**

The Company has evaluated events and transactions that occurred during the period from the balance sheet date through February 3, 2017, the date the Company's financial statements are available to be issued. There were no events or transactions that occurred during the period that materially impacted the amounts or disclosures in the Company's financial statements.

SUPPLEMENTARY INFORMATION

SHELLPOINT CAPITAL LLC
(A Wholly-Owned Subsidiary of Shellpoint Partners LLC)
Computation of Net Capital Pursuant to
Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2016

NET CAPITAL - Total members' equity	$ 149,703
DEDUCTIONS AND/OR CHARGES - Nonallowable assets	
Prepaid expenses	(2,353)
Total nonallowable assets	(2,353)
Net capital	$ 147,350
AGGREGATE INDEBTEDNESS - Accrued expenses and other liabilities	$ 14,223
MINIMUM NET CAPITAL REQUIREMENT	
(the greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 5,000
CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$ 142,350
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	9.65 to 1

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

SHELLPOINT CAPITAL LLC
(A Wholly-Owned Subsidiary of Shellpoint Partners LLC)
Computation for Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements Pursuant to
Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2016

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(i) of that rule.



2017FEB -8 PH 2:09

RECEIVED

2017FEB -8 PH 2:09

SEC / TM

SEC
Mail Processing
Section

FEB 0 8 2017

Washington DC
406

Grant Thornton LLP
757 Third Avenue, 9th Floor
New York, NY 10017

T 212.599.0100
F 212.370.4520
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
    Shellpoint Capital LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Shellpoint Capital LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Grant Thornton LLP

New York, New York
February 3, 2017

Grant Thornton LLP
U.S. member firm of Grant Thornton International Ltd
Grant Thornton LLP
U.S. member firm of Grant Thornton International Ltd

SHELLPOINT CAPITAL LLC
140 E. 45th Street
37th Floor
New York, NY 10017

Exemption Report

Shellpoint Capital LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3:(k)(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

_____

Shellpoint Capital LLC

I, Joseph McSherry, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: CFO

February 3, 2017

1